EXHIBIT 1



21 FEBRUARY 2002                                           FOR IMMEDIATE RELEASE



                         BANCO COMERCIAL PORTUGUES, S.A.

                         General Meeting of Shareholders

                                   CALL NOTICE


I convene the shareholders of Banco Comercial Portugues, S.A., a public company registered under number 40 043 in the Oporto Register of Commerce, with registered office at Praca D. Joao I, 28, in Oporto, with the paid up capital stock of 2,326,714,877 Euro, to attend the General Meeting of shareholders to be held at 3 p.m. on 18 March 2002, at the "Palacio da Bolsa", in the city of Oporto, due to lack of adequate room at the registered office, with the following agenda:

     1) To resolve upon the business report and accounts of Banco Comercial Portugues for the year of 2001, as well as upon the consolidated business report and accounts for the same year;

     2)   To resolve upon the proposal of distribution of year-end results;

     3) To carry out the general analysis of the management and auditing of the Company with the latitude foreseen in the law;

     4)   To resolve upon the election of the Senior Board;

     5)   To resolve upon the acquisition and sale of treasury shares;

     6)   To resolve upon the acquisition and sale of treasury bonds;

     7)   To resolve upon group relation with wholly owned companies.

The proposals to be submitted to the General Meeting by the Board of Directors, as well as the reports that are legally required to be attached to the same and other preparatory information, shall be available to the shareholders at the registered office of the Company since the dates established in the by-laws and the law.

As an essential condition for attending the Meeting, a shareholder must prove his quality of shareholder with right to vote on the fifteenth day prior to the date scheduled for the Meeting, and maintain such condition at the time of the Meeting. Such fact must be confirmed by the financial institution where the shares are registered with, in accordance with the law.

Documents appointing proxies to attend the meeting shall be delivered to the company no later than 5.00 p.m. of the one but last business day prior to the date set for the General Meeting.

Each 1,000 Euro of capital entitles to one vote, representation by proxy being available to shareholders. The holders of fewer than 1,000 shares may consolidate their interests, in all remaining being applicable the terms and limits of the law and of the by-laws, namely its article thirteen.


Oporto, the 22th of January 2002


               The Chairman of the General Meeting of Shareholders


                      (Luis Francisco Valente de Oliveira)